EXHIBIT 16 TO FORM 8-K

July 17, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated July 17, 2003, of Daisytek International Corporation and are in agreement with the statements contained in the second paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements of the Mexican subsidiaries, included in the second paragraph on page 2 therein, we had considered such matters in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s March 31, 2002 financial statements.

Dallas, Texas